                                                                   Exhibit 99(a)

NEWS RELEASE                  CLEVELAND CLIFFS INC
                              1100 SUPERIOR AVENUE
                           CLEVELAND, OHIO 44114-2589
--------------------------------------------------------------------------------



                            CLEVELAND-CLIFFS REPORTS
                           FIRST QUARTER 2001 RESULTS


      Cleveland, OH - April 25, 2001 - Cleveland-Cliffs Inc (NYSE:CLF) today reported a net loss of $9.6 million, or $.95 per diluted share, for the first quarter of 2001. In the first quarter of 2000, Cliffs recorded a net loss of $3.5 million, or $.32 per diluted share.

      John S. Brinzo, Cliffs' Chairman and Chief Executive Officer, said, "The deterioration of fundamentals in the North American steel industry is continuing to have a significant impact on our iron ore business. Our principal focus in 2001 is increasing cash flow to improve our financial condition and position the Company to take advantage of opportunities and deal with the restructuring of the North American steel industry. Financial results will be adversely impacted as we take the necessary actions to minimize year-end inventory levels in a period of excess production capacity."

      First quarter results are historically not representative of annual results due to limited shipments of iron ore pellets on the Great Lakes during the winter months. The higher loss in the first quarter of 2001 was mainly due to higher mine costs, lower pellet sales volume and a greater loss from Cliffs and Associates Limited (CAL), partly offset by a higher average price realization on pellet sales. Higher operating costs were principally due to costs associated with production curtailments at the Northshore and Hibbing Mines and higher natural gas and diesel fuel prices. Pellet sales in the first quarter of 2001 were .5 million tons versus .7 million tons in 2000. The average price realization increased in 2001 primarily due to the mix of sales under various contracts. First quarter 2001 results benefited from the sale of non-strategic lands and also included a $1.9 million pre-tax charge for restructuring activities.

OPERATIONS
----------

      Total iron ore pellet production at Cliffs-managed mines decreased to 6.9 million tons in the first quarter of 2001 from 9.8 million tons in 2000. Cliffs' share of first quarter production was 2.8 million tons, unchanged from 2000. Following is a summary of production tonnage for the first quarter of 2001 and 2000:

                                          (Tons in Millions)
                            ------------------------------------------------
                            First Quarter 2001            First Quarter 2000
                            ------------------            ------------------
                                          Cliffs'                      Cliffs'
                           Total           Share         Total          Share
                           -----           -----         -----          -----
Empire                      1.9             .7            1.8             .4
Hibbing                     1.0             .2            2.0             .3
LTV Steel Mining             --             --            1.8             --
Northshore                   .9             .9            1.1            1.1
Tilden                      1.7             .7            1.7             .7
Wabush                      1.4             .3            1.4             .3
                            ---            ---            ---            ---
Total                       6.9            2.8            9.8            2.8
                            ===            ===            ===            ===

      The 2.9 million ton decrease in total production was principally due to the permanent closure of LTV Steel Mining Company at the beginning of 2001, and production curtailments at the Northshore and Hibbing Mines. On January 9, 2001, Northshore idled its smaller pelletizing line for an estimated nine-month period to reduce full year 2001 production by approximately 700,000 tons. Hibbing operations were idled for six weeks in the first quarter. Cliffs' share of production in the quarter was unchanged despite the curtailments at Northshore and Hibbing due to the Company's increased ownership of the Empire Mine.

      Modifications to the CAL hot-briquetted-iron (HBI) plant in Trinidad were completed on schedule and on budget early in March and the facility produced about nine thousand tons of commercial grade briquettes in March. The first quarter loss from CAL was higher than last year primarily due to Cliffs' increased ownership of CAL. Cliffs increased its CAL ownership from 46.5 percent to approximately 82 percent as a result of the Company and Lurgi acquiring LTV Corporation's 46.5 percent share of CAL in November, 2000.

LIQUIDITY
---------

      At March 31, 2001, Cliffs had cash and cash equivalents of $56 million, which compared with $30 million at the beginning of the year and $35 million at March 31, 2000. In January 2001, the Company borrowed $65 million under its $100 million unsecured revolving credit facility to fund higher pellet inventories. At the end of March, there were 5.7 million tons of pellets in inventory at a cost of $161 million, an increase of 2.4 million tons or $70 million since December 31, 2000. Pellet inventory at March 31, 2000 was 3.6 million tons or $103 million. Cash flow from inventory liquidation is expected to be sufficient to allow repayment of borrowings under the revolving credit facility by year-end.

OUTLOOK
-------

      Difficult conditions in the North American steel industry have reduced the iron ore pellet requirements of Cliffs' customers and some of the mines' steel company partners. Production curtailments have been implemented at the Northshore and Hibbing Mines in Minnesota, and reductions at the Empire and Tilden Mines in Michigan are scheduled this summer.

      While there continues to be uncertainty regarding the pellet requirements of certain customers, Cliffs' pellet sales for the full year 2001 are currently expected to approximate 11 million tons. This assumes about three million tons of sales to LTV Corporation after considering LTV's recent announcement that it will close one of its blast furnaces in Cleveland by the middle of 2001. While Cliffs' sales projection for 2001 assumes LTV will purchase its iron ore pellet requirements from the Company, LTV has neither affirmed nor rejected its ore purchase contract with Cliffs. Separately, LTV continues to meet its obligations as a 25 percent partner in the Empire Mine, but has neither affirmed nor rejected its ownership in Empire.

      On April 23, 2001, Algoma Steel Inc., a 45 percent owner of the Tilden Mine, announced that it was initiating a financial restructuring and, as part of the process, had obtained an Order for protection under the Companies' Creditors Arrangement Act in the Ontario Superior Court of Justice. The Order protects Algoma from creditors during the restructuring process. The Company expects Algoma to continue to meet its obligations at the Tilden Mine.

      Given Cliffs' production capacity of 12.8 million tons, and the plan to significantly reduce inventory by the end of the year, the Company currently expects to curtail its share of mine production by about 4 million tons, or roughly one-third of capacity. With fixed costs representing approximately one-third of total production costs, Cliffs' financial results for the balance of the year will be significantly impacted by costs associated with the production curtailments.

      Brinzo said, "Cliffs is taking decisive actions to reduce its cost structure, strengthen its competitiveness and ensure that the Company remains well positioned during this very challenging period." To partially mitigate the adverse impact of production curtailments, the Company has intensified its cost reduction efforts, including the following:

      - A 20 percent salaried workforce reduction at the Empire Mine in January.

      -     A 25 percent reduction in the Cleveland Office staff in early March.

      - A 15 to 20 percent salaried workforce reduction at the Hibbing Mine in April.

      - Employment levels and organizational structure are being evaluated at other locations.

      -     Outsourcing of various support services is being implemented.

      - We are working with suppliers of purchased materials and equipment to further reduce prices.

      - Continuous improvement and employee involvement efforts as part of our ForCE 21 initiative are beginning to show benefits in operating efficiencies and maintenance costs.

      - All mine operations are taking actions to minimize energy costs. The adverse impact of high energy costs, which penalized Cliffs' operating earnings by $14 million in 2000, is continuing in 2001.

      The successful startup of the CAL plant in March was encouraging for the owners and employees of CAL. CAL is expected to produce about 250,000 tons of HBI in 2001. While the current pricing for HBI is weak, Circal (TM) briquettes have excellent market potential. Cliffs' losses from CAL are expected to be somewhat lower for the full year 2001 than the $13.3 million pre-tax loss recorded in 2000.

      Brinzo concluded, "While we cannot control the marketplace for iron ore and other ferrous metallics products, we can minimize adverse impacts by producing the highest quality products at the lowest possible cost. I am confident that Cliffs will successfully meet the challenges and take advantage of the opportunities that are ahead in 2001."

                                      * * *

      Cleveland-Cliffs is the largest supplier of iron ore products to the North American steel industry and is developing a significant ferrous metallics business. Subsidiaries of the Company manage and hold equity interests in five iron ore mines in Michigan, Minnesota and Eastern Canada. Cliffs has a major iron ore reserve position in the United States and is a substantial iron ore merchant. References in this news release to "Cliffs" and "Company" include subsidiaries and affiliates as appropriate in the context.

      This news release contains predictive statements that are intended to be made as "forward-looking" within the safe harbor protections of the Private Securities Litigation Reform Act of 1995. Although the Company believes that its forward-looking statements are based on reasonable assumptions, such statements are subject to risks and uncertainties.

       Actual results may differ materially from such statements for a variety of factors; such as displacement of iron production by North American integrated steel producers due to electric furnace production or imports of semi-finished steel or pig iron; changes in the financial condition of the Company's partners and/or customers; rejection of major contracts and/or venture agreements by customers and/or participants under provisions of the U. S. Bankruptcy Code or similar statutes in other countries; changes in imports of steel, iron ore, or ferrous metallic products; changes due to the ability of Cliffs and Associates Limited to forecast revenue rates, costs and production levels; domestic or international economic and political conditions; major equipment failure, availability and magnitude and duration of repairs; process difficulties, including the failure of new technology to perform as anticipated; and availability and cost of key components of production (e.g., labor, electric power, fuel, water).

       Reference is made to the detailed explanation of the many factors and risks that may cause such predictive statements to turn out differently, as set forth in the Company's Annual Report for 2000 and Reports on Form 10-K and 10-Q and previous news releases filed with the Securities and Exchange Commission, which are available on Cliffs' web site. The information contained in this document speaks as of the date of this news release and may be superceded by subsequent events.

      Cliffs will host its first quarter 2001 earnings conference call tomorrow, April 26, at 10:00 a.m. Eastern Time. The call will be broadcast live on Cliffs' web site at http://www.cleveland-cliffs.com. A replay of the call will be available on the website for 30 days.

Contacts

Media:  David L. Gardner, (216) 694-5407
Financial Community: Fred B. Rice, (800) 214-0739 or (216) 694-5459

News releases and other information on the Company are available on the Internet at http://www.cleveland-cliffs.com.

                      CLEVELAND-CLIFFS INC

                STATEMENT OF CONSOLIDATED INCOME


                                                                                      Three Months
                                                                                     Ended March 31,
                                                                                     ---------------
(In Millions Except Per Share Amounts)                                         2001                 2000
--------------------------------------                                         ----                 ----
REVENUES
    Product sales and services                                              $   20.9             $   25.1
    Royalties and management fees                                                8.8                  9.2
                                                                            --------             --------
         Total Operating Revenues                                               29.7                 34.3
    Interest income                                                              1.1                  1.0
    Other income                                                                 2.4                  1.0
                                                                            --------             --------
                                                  TOTAL REVENUES                33.2                 36.3

COSTS AND EXPENSES
    Cost of goods sold and operating expenses                                   36.0                 31.1
    Administrative, selling and general expenses                                 2.8                  3.4
    Pre-operating loss in Cliffs and Associates Limited                          5.8                  2.9
    Interest expense                                                             2.1                  1.2
    Other expenses                                                               2.5                  2.4
                                                                            --------             --------
                                        TOTAL COSTS AND EXPENSES                49.2                 41.0
                                                                            --------             --------

LOSS BEFORE INCOME TAXES AND MINORITY INTEREST                                 (16.0)                (4.7)

INCOME TAXES (CREDIT)                                                           (5.2)                (1.2)
                                                                            --------             --------

LOSS BEFORE MINORITY INTEREST                                                  (10.8)                (3.5)

MINORITY INTEREST                                                                1.2
                                                                            --------             --------

NET LOSS                                                                    $   (9.6)            $   (3.5)
                                                                            ========             ========

NET INCOME (LOSS) PER COMMON SHARE
    Basic                                                                   $   (.95)            $   (.32)
    Diluted                                                                 $   (.95)            $   (.32)

AVERAGE NUMBER OF SHARES
    Basic                                                                       10.1                 10.7
    Diluted                                                                     10.1                 10.7

                             CLEVELAND-CLIFFS INC

                     STATEMENT OF CONSOLIDATED CASH FLOWS

                                                                          Three Months
                                                                         Ended March 31,
                                                                         ---------------
(In Millions, Brackets Indicate Decrease in Cash)                    2001                2000
-------------------------------------------------                    ----                ----
OPERATING ACTIVITIES
    Net loss                                                      $  (9.6)            $  (3.5)
    Depreciation and amortization:
      Consolidated                                                    3.8                 3.1
      Share of associated companies                                   3.1                 3.2
    Equity loss in Cliffs and Associates Limited                                          2.9
    Minority interest in Cliffs and Associates Limited               (1.2)
    Deferred income taxes                                            (1.5)
    Gain on sale of assets                                           (1.4)
    Other                                                             1.1                 (.6)
                                                                  -------             -------
      Total before changes in operating
         assets and liabilities                                      (5.7)                5.1
    Changes in operating assets and liabilities                     (31.2)              (27.9)
                                                                  -------             -------
         Net cash used by operating activities                      (36.9)              (22.8)

INVESTING ACTIVITIES
    Purchase of property, plant and equipment:
      Consolidated                                                   (7.5)                (.8)
      Share of associated companies                                   (.3)                (.6)
    Equity investment and advances in
      Cliffs and Associates Limited                                                      (4.1)
    Proceeds from sale of assets                                      1.5
    Other                                                             (.4)
                                                                  -------             -------
         Net cash used by investing activities                       (6.7)               (5.5)

FINANCING ACTIVITIES
    Dividends                                                        (1.0)               (4.0)
    Short-term borrowings                                            65.0
    Contributions by minority shareholder in
      Cliffs and Associates Limited                                   5.2
                                                                  -------             -------
         Net cash from (used by) financing activities                69.2                (4.0)
                                                                  -------             -------

INCREASE (DECREASE) IN CASH AND
    CASH EQUIVALENTS                                              $  25.6             $ (32.3)
                                                                  =======             =======

                                CLEVELAND-CLIFFS INC

                    STATEMENT OF CONSOLIDATED FINANCIAL POSITION

                                                                                (In Millions)
                                                                ---------------------------------------------
                                                                 Mar. 31,          Dec. 31,          Mar. 31,
                                                                   2001              2000              2000
                                                                   ----              ----              ----
                        ASSETS
                        ------
CURRENT ASSETS
     Cash and cash equivalents                                    $ 55.5            $ 29.9            $ 35.3
     Trade accounts receivable - net                                 6.4              46.3              22.2
     Receivables from associated companies                          17.2              18.5              15.5
     Inventories                                                   183.2             113.2             117.7
     Other                                                          30.4              40.1              16.4
                                                                  ------            ------            ------
                                TOTAL CURRENT ASSETS               292.7             248.0             207.1

PROPERTIES - NET                                                   276.2             272.7             151.6

INVESTMENTS IN ASSOCIATED COMPANIES                                135.2             138.4             230.0

OTHER ASSETS                                                        61.8              68.7              74.6
                                                                  ------            ------            ------

                                        TOTAL ASSETS              $765.9            $727.8            $663.3
                                                                  ======            ======            ======

         LIABILITIES AND SHAREHOLDERS' EQUITY
         ------------------------------------
CURRENT LIABILITIES
     Short-term borrowings                                        $ 65.0            $                 $
     Accounts payable and accrued expenses                          88.8             102.2              65.6
                                                                  ------            ------            ------
                           TOTAL CURRENT LIABILITIES               153.8             102.2              65.6

LONG-TERM DEBT                                                      70.0              70.0              70.0

POSTEMPLOYMENT BENEFIT LIABILITIES                                  65.3              71.7              67.5

OTHER LIABILITIES                                                   57.4              58.0              60.5

MINORITY INTEREST                                                   27.9              23.9

SHAREHOLDERS' EQUITY                                               391.5             402.0             399.7
                                                                  ------            ------            ------

            TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY            $765.9            $727.8            $663.3
                                                                  ======            ======            ======


UNAUDITED FINANCIAL STATEMENTS

     In management's opinion, the unaudited financial statements present fairly the company's financial position and results. All supplementary information required by generally accepted accounting principles for complete financial statements has not been included. For further information, please refer to the Company's latest Annual Report.